FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ANNOUNCEMENT REGARDING THE DISPUTE ON

TRANSMISSION LINES LEASES

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

In 2000 Turkcell filed a lawsuit against Turk Telekom over an additional payment demanded from Turkcell, due to Turk Telekom’s unilateral change of calculation methodology on its transmission tariffs.

Turk Telekom notified that Turkcell’s receivables totaling TL30 million, along with the principal and interest, would be confiscated as a result of the unpaid tariff differences on the basis of the lawsuit filed by Turkcell, which was later rejected and an injunction obtained.

Turkcell stopped Turk Telekom’s this application by temporary injunction and sought a declaration in the Ankara 7th court of first instance to determine that Turk Telekom was not entitled to receive this payment.

On March 16, 2009, Turkcell was officially notified that the Ankara 7th court of first instance has rejected this lawsuit. Our company will appeal this decision.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/54, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Filiz Karagül Tüzün
Division Head of	Division Head of
Investor & Int. Media Relations	Corporate Communications
17.03.2009,12:30	17.03.2009, 12:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 17, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Division Head of Investor & Int. Media Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 17, 2009	By:	/s/ Filiz Karagül Tüzün
Name: Filiz Karagül Tüzün Title: Division Head of Corporate Communications